## Contact

www.linkedin.com/in/
stasiaobremskey (LinkedIn)

# Stasia Obremskey

Managing Partner at Foreground Capital

San Francisco, California, United States

## Experience

### Foreground Capital
Managing Partner
September 2024 - Present (8 months)
San Francisco, California, United States

Foreground Capital is a venture capital firm investing in early-stage women's health companies making care more accessible, affordable, and equitable. The team has built one of the largest dedicated women's health portfolios in the world—investing in two dozen companies transforming healthcare for more than half a million women across the country.

The Foreground Capital team spun out of RH Capital in 2024. Foreground continues to manage legacy funds RH Capital Fund I and II.

### RH Capital
Managing Director
January 2019 - September 2024 (5 years 9 months)
San Francisco, California, United States

The RH Capital team has launched Foreground Capital, a venture capital firm investing in early-stage women's health companies making care more accessible, affordable, and equitable, and will continue to manage RH Capital Fund I & II.

### Rhia Ventures
Strategy Director, Contraceptive Technology Development
January 2018 - January 2019 (1 year 1 month)
San Francisco, CA

A social impact firm committed to bringing capital and enterprise to underfunded areas of women's reproductive health.

### 18Birdies
Interim Finance Director
April 2016 - December 2017 (1 year 9 months)
Oakland, CA

We Care Solar
Interim Finance Director
July 2012 - July 2015 (3 years 1 month)
Berkeley, CA

Posit Science
Interim Chief Financial Officer
April 2009 - March 2011 (2 years)

Bain & Company
Consultant
August 1987 - June 1990 (2 years 11 months)

Morgan Stanley
Financial Analyst
August 1982 - August 1984 (2 years 1 month)

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# Education

Harvard Business School
MBA, Business · (1985 - 1987)

University of Notre Dame
BBA, Finance · (1978 - 1982)